UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                               Amendment No. 1 to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       EQUITY RESIDENTIAL PROPERTIES TRUST
                       -----------------------------------
                  (Name of issuer as specified in its Charter)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of class of securities)

                                     29576L
                             ----------------------
                                 (CUSIP Number)

                             Cornelius J. Dwyer, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-7019
                     ---------------------------------------

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 27, 1997
                     ---------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following |_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

                                  Schedule 13D

============================                   =================================
CUSIP No.  0005543821                                  Page 2 of 7 Pages
============================                   =================================


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Stichting Pensioenfonds ABP

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                     (a) |_|

                                                     (b) |_|

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*   00

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

            PURSUANT TO ITEMS 2(d) or 2(e)              |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                   The Kingdom of the Netherlands
--------------------------------------------------------------------------------
      NUMBER OF          7     SOLE VOTING POWER         --  4,272,728
       SHARES
    BENEFICIALLY    ------------------------------------------------------------
      OWNED BY           8     SHARED VOTING POWER       --
        EACH        ------------------------------------------------------------
      REPORTING          9     SOLE DISPOSITIVE POWER    --  4,272,728
       PERSON       ------------------------------------------------------------
        WITH            10     SHARED DISPOSITIVE POWER  --  156,100
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     4,428,828
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                             |_|

--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       6.0%

--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*                   EP

--------------------------------------------------------------------------------


                              (Page 2 of 7 Pages)

Item 1.   Security and Issuer.

                  This Amendment No. 1 amends and supplements the Statement on
Schedule 13D filed on September 16, 1996 (the "Schedule 13D") by Stichting Pensioenfonds ABP, an entity established under the laws of The Kingdom of the Netherlands, with respect to common shares of beneficial interest ("Common Shares"), of Equity Residential Properties Trust (the "Issuer"). The Issuer is a real estate investment trust formed in Maryland and has its principal executive offices located at Two North Riverside Plaza, Suite 400, Chicago, Illinois.

Item 2.   Identity and Background.

                  Item 2 of the Schedule 13D is hereby amended and supplemented to read as follows:

                  This statement is filed by Stichting Pensioenfonds ABP, an entity established under the laws of The Kingdom of the Netherlands (the "Fund"), whose principal business is investing funds held on behalf of public sector employees of The Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70; postbus 2889, 6401 DL Heerlen, The Netherlands. The name, principal occupation, citizenship and business address of each director and of each executive officer of the Fund are as follows:

                      PRINCIPAL
NAME                  OCCUPATION                CITIZENSHIP        BUSINESS ADDRESS
----                  ----------                -----------        ----------------

J. Kleiterp           Executive Chairman        The Netherlands    Bestuur Abp
                      of the Board of                              P.O. Box 30909
                      Trustees of the Fund                         2500 GX DEN HAAG

H.J. Albersen         Trustee of the Fund       The Netherlands    CMHF
                                                                   P.O. Box 80204
                                                                   2508 AM DEN HAAG

E.J. Anneveld         Trustee of the Fund       The Netherlands    C.F.O.
                                                                   P.O. Box 84501
                                                                   2508 AM DEN HAAG

W. Drees              Trustee of the Fund       The Netherlands    Wieringenmeen 36
                                                                   3844 NA HARDERWIJK

L. Koopmans           Trustee of the Fund       The Netherlands    Lange Voorhout 86, app. 24
                                                                   2514 EJ DEN HAAG

                               (Page 3 of 7 Pages)

                      PRINCIPAL
NAME                  OCCUPATION                CITIZENSHIP        BUSINESS ADDRESS
----                  ----------                -----------        ----------------

C.L.J. V. Overbeek    Trustee of the Fund       The Netherlands    Katholieke Onderwijs
                                                                   Vakorganisatie
                                                                   Verrijn Stuartlaan 36
                                                                   2280 EL RIJSWIJK

A.C. van Pelt         Trustee of the Fund       The Netherlands    Ned. Gennootschap van
                                                                   Leraren
                                                                   P.O. Box 407
                                                                   3300 AK DORDRECHT

J. Riezenkamp         Trustee of the Fund       The Netherlands    Hoflaan 20
                      First Deputy                                 3062 JG Rotterdam
                      Chairman of the Fund

D.M. Sluimers         Trustee of the Fund       The Netherlands    Ministerie van Financien
                                                                   Casuariestraat 32
                                                                   2511 VB DEN HAAG

A.F.P.M. Scherf       Trustee of the Fund       The Netherlands    Icaruslaan 20
                                                                   5631 LD EINDHOVEN

R.J. in't Veld        Trustee of the Fund       The Netherlands    Waterbieskreek 40
                                                                   2353 JH Leiderdorp

J. Witvoet            Trustee of the Fund       The Netherlands    Kanostraat 25
                                                                   1784 SR Den Helder

X.J. den Uyl          Second Deputy Chairman    The Netherlands    Linnaeuslaan 14
                      of the Fund                                  2012 PP HAARLEM

J.W.E. Neervens       Executive Chairman of     The Netherlands    ABP
                      the Board of Directors                       Oude Lindestraat 70
                      of the Fund                                  6411 EJ HEERLEN

J.F. Maassen          Member of the Board of    The Netherlands    ABP
                      Directors of the Fund                        Oude Lindestraat 70
                                                                   6411 EJ HEERLEN

J.M.G. Frijns         Member of the Board of    The Netherlands    ABP
                      Directors of the Fund                        Oude Lindestraat 70
                                                                   6411 EJ HEERLEN

                              (Page 4 of 7 Pages)

                  During the last five years, neither the Fund nor any of its executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

                  Item 3 of the Schedule D is hereby amended and supplemented to read as follows:

                  On September 16, 1996, the Fund acquired 2,272,728 Common Shares directly from the Issuer in an offering registered under the Securities Act of 1933, as amended, at a price of U.S. $33 per Common Share, raising the number of Common Shares beneficially owned by the Fund to 2,417,128 (approximately 5.3% of the aggregate number of Common Shares outstanding).

                  On June 27, 1997, the Fund acquired 2,000,000 Common Shares directly from the Issuer in an offering registered under the Securities Act of 1933, as amended, at a price of U.S. $44.625 per Common Share, raising the number of Common Shares beneficially owned by the Fund to 4,428,828 (approximately 6.0% of the aggregate number of Common Shares outstanding).

                  The funds for the foregoing purchases of shares of Preferred Stock by the Fund were supplied from Dutch public sector pensioners' contributions to the Fund.

Item 5.  Interest in Securities of the Issuer.

                  Item 5 of the Schedule D is hereby amended and supplemented to read as follows:

                  (a)-(b) As of the date hereof, the Fund has the sole power to vote and dispose of 4,272,728 Common Shares. The Fund has the shared power to dispose of an additional 156,100 Common Shares held by the Fund in a securities account with ABN AMRO BANK N.V. managed by ABKB/LaSalle Securities. ABKB/LaSalle Securities, as manager of the securities account, has the sole power to vote such additional Common Shares. Based on information provided by the Issuer to the Fund on June 27, 1997, the 4,428,828 Common Shares beneficially owned by the Fund constitute approximately 6% of the outstanding Common Shares. To the knowledge of the Fund, no Common Shares are beneficially owned by any director or executive officer listed under Item 2 above.

                              (Page 5 of 7 Pages)

                  (c) The Fund has effected the following purchases directly from the Issuer in an offering registered under the Securities Act of 1933, as amended, of Common Shares during the past 60 days:

    DATE OF                       NUMBER OF                        PRICE
   PURCHASE                    SHARES PURCHASED                  PER SHARE
   --------                    ----------------                  ---------
 June 27, 1997                    2,000,000                     U.S. $44.625

                  The Fund has effected no open market purchases of the Common Shares in the past 60 days.

                  (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Fund.

                  (e) Not applicable.

                                    Signature
                                    ---------

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July __, 1997                  STICHTING PENSIOENFONDS ABP




                                       By s/s J. Mensonides
                                          --------------------
                                       Name:    J. Mensonides
                                       Title:   Managing Director
                                                Equity Investments

                                       By s/s P.A.W.M. Spijkers
                                          ----------------------------
                                          Name:   P.A.W.M. Spijkers
                                          Title:  Managing Director
                                                  Fixed Income Investments

                               (Page 6 of 7 Pages)